UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

MGT Capital Investments, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55302P202
(CUSIP Number)

MITCHELL R. KULICK, ESQ.
IROQUOIS CAPITAL MANAGEMENT, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
(212) 974-3070

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 900,543*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 900,543*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,543*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IA

* See Item 5 of this Amendment No. 1 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON JOSHUA SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 900,543*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 900,543*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,543*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN, HC

* See Item 5 of this Amendment No. 1 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON RICHARD ABBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 900,543*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 900,543*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,543*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN, HC

* See Item 5 of this Amendment No. 1 to the Schedule 13D.

CUSIP NO. 55302P202

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 5, 2014, Iroquois Capital Management LLC (“Iroquois”) delivered a letter to the Issuer’s President and CEO, Robert Ladd, Treasurer and CFO, Robert Traversa, and the Board of Directors (the “Board”).  In the letter, Iroquois stated that it was extremely surprised to read the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2014 (the “January 21st 8-K”) in which the Issuer selectively disclosed and misconstrued the private discussion that Iroquois had with Messrs. Ladd and Traversa on January 15, 2014.  Iroquois also stated that it is disturbed that the Issuer has taken portions of such private discussion so blatantly out of context and have spun them for the Issuer’s own selfish interests all in an effort to (i) mislead shareholders as to Iroquois’ positive intentions with respect to creating value for the benefit of all shareholders and (ii) entrench the current management team and the Board.  Iroquois also expressed its serious concerns with the series of shareholder-unfriendly actions approved by the Board on January 26, 2014, which Iroquois believes were collectively designed to make it more difficult and costly for shareholders to lawfully exercise their rights, calling into question whose interests the Board is seeking to protect.

In the letter, Iroquois further stated its belief that the market currently reflects the lack of confidence in management’s ability to unlock value at the Issuer, particularly in light of the fact that since Mr. Ladd took over as CEO in February 2011, shareholders have suffered substantial dilution and loss of value under a share price that has declined by more than 72% while the Issuer’s market capitalization has more than doubled.  To further demonstrate the market’s lack of confidence in management, on January 30, 2014, the day the Issuer filed a Form 8-K to report the Board’s recent entrenchment-minded actions, the Issuer’s share price declined more than 6% while the broader markets were flat.  Iroquois further stated in the letter its belief that the January 21st 8-K was designed to divert shareholders’ attention away from the real and serious issues facing the Issuer under its current management team, which include the Issuer’s (i) prolonged dismal financial and stock price performance; (ii) history of ill-conceived and poorly executed acquisitions; (iii) significant shareholder dilution; (iv) poor governance and lack of oversight; and (v) excessive executive compensation.  Due to the Issuer’s unwillingness to expand the Board to include individuals with appropriate gaming business experience and proper corporate governance expertise, Iroquois stated that significant change is needed to ensure that appropriate actions are taken to improve execution, drive better financial performance, reconstitute the Board and create value for all shareholders.  Iroquois concluded the letter by stating that Iroquois remains open to discussing ways in which it can work constructively with management and the Board to ensure the Issuer is appropriately governed and run in a manner consistent with the best interests of all shareholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

 (a) – (b) By virtue of Iroquois’ position as investment advisor to the Fund, Iroquois may be deemed to be the beneficial owner of 900,543 Shares, which consist of (i) 712,234 Shares, (ii) 9,273 Shares issuable upon conversion of Series A Preferred Stock, and (iii) 179,036 Shares issuable upon the exercise of warrants that are subject to a conversion cap that precludes the holder thereof from exercising the warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Conversion Cap”).  Without giving effect to the Conversion Cap, the Reporting Persons would be entitled to receive 437,500 Shares issuable upon the exercise of such warrants.  The Shares beneficially owned by Iroquois represent approximately 9.99% of the Shares (based upon 9,010,440 Shares outstanding, which consists of (i) 8,822,131 Shares outstanding as of December 27, 2013 as reported by the Issuer in its Prospectus Supplement filed with the SEC on December 30, 2013 plus (ii) 9,273 Shares issuable upon conversion of Series A Preferred Stock plus (iii) 179,036 Shares issuable upon the exercise of warrants). Iroquois may be deemed to have shared power to vote and shared power to dispose of 900,543 Shares.

CUSIP NO. 55302P202

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund.  As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of the Shares held for the account of the Fund. Each of Mr. Abbe and Mr. Silverman may be deemed to have shared power to vote and shared power to dispose of 900,543 Shares.

(c) There have been no transactions with respect to the Shares by any of the Reporting Persons since the filing of the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the CEO, CFO and Board of Directors of the Issuer.

CUSIP NO. 55302P202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2014
IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE